FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: November 17, 2008	/s/ Ron Little Name: Ron Little Title: Chief Executive Officer

Orezone Third Quarter Update

November 14, 2008 - Orezone Resources Inc. (OZN: TSX, AMEX) announces that its financial statements and Management’s Discussion and Analysis for the three and nine month periods ended September 30, 2008 have been filed on Sedar.

Essakane Project Develpment

During the third quarter engineering, design and planning for construction of the Essakane mine continued. The first deliveries of mining and earth moving equipment arrived and are being used for earthworks relating to building the mine infrastructure. Permanent access roads between the mine village, mine plant and mill site were completed. Detailed engineering for the mine village was completed and construction is underway. Detailed engineering for the processing plant was substantially completed as was basic engineering related to the power plant, water reservoirs and tailings pond. The Company has invested approximately US$80 million in advancing the Essakane project to date and has purchase commitments of approximately US$77 million, the majority of which are progress payments on equipment yet to be delivered.

The Essakane project is fully permitted and long lead time equipment has been ordered. The mine is expected to produce an average of 330,000 ounces per year during the first four years of operation and costs over the life of the mine are estimated to be US$358 per ounce. Essakane contains 4.0Moz of Indicated resources and 1.3Moz of Inferred resources at a 0.5g/t cut-off. Reserves contained within a US$600 gold price mine plan are 3.1Moz. The deposit remains open and untested below 260m from surface and is surrounded by several satellite deposits.

Essakane Project Financing

During August 2008, Bayerische Hypo-und Vereinsbank AG, a member of UniCredit Group (“HVB”) and The Standard Bank of South Africa received credit approvals to fully underwrite and provide US$300M in project debt and a US$30M cost over-run facility for the project.  The availability of these facilities is subject to a number of conditions precedent including entering into forward sales contracts for the term of the project facility and raising additional capital which was estimated at approximately US$125 million.  The credit markets have changed since these facilities received final approval and it is expected that the terms will change and require re-approval. Discussions are ongoing in this regard.   The Standard Bank of South Africa has provided the Company with a US$40 million bridge loan which has been fully drawn and committed, and is repayable on January 29, 2009.

Orezone is an explorer and emerging gold producer that owns Essakane and Bomboré, the two largest gold deposits in Burkina Faso, West Africa. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact Orezone at (613) 241-3699 or Toll Free: (888) 673-0663

Ron Little, CEO, rlittle@orezone.com
Gregory Bowes, CFO, gbowes@orezone.com
Niel Marotta, VP Corporate Finance and Development, nmarotta@orezone.com
Janet Eastman, Manager IR, jeastman@orezone.com

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements and forward-looking information in this news release include statements with respect to the raising of additional capital, entering into forward sales contracts and reserves, resources, production and costs relating to the Essakane project.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, and that no labour shortages or delays are incurred. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Readers are advised that National Instrument 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately.  Readers should refer to the annual information form of Orezone for the year ended December 31, 2007, and other continuous disclosure documents filed by Orezone since January 1, 2008 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:  This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.